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Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of TechnipFMC Limited, Filed August 10, 2016 (File No. 333-213067)

Dear Mr. Schwall:

On behalf of TechnipFMC Limited (“Topco” or “TechnipFMC”), FMC Technologies, Inc. (“FMCTI”) and Technip S.A. (“Technip” and, together with Topco and FMCTI, the “Subject Companies”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Office of Natural Resources (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 7, 2016, related to the Registration Statement on Form S-4 of Topco referred to above (the “Registration Statement”), filed on August 10, 2016.

Topco has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two blacklined copies of the Amended Registration Statement, marked to illustrate changes from the Registration Statement as filed on August 10, 2016.

For your convenience, we have repeated each comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Registration Statement.

September 19, 2016

Staff Comments

Risk Factors, page 42

1.	Because you are only soliciting the votes of holders of FMCTI shares on the basis of the disclosure provided in the proxy statement / prospectus, please clarify why you include risk factors (and other disclosures) that would be pertinent only to others, such as those who currently own Technip shares. If you retain risk factors like “The IRS may not agree that the Technip Merger is a tax-free reorganization” at page 48 and “Certain Technip stockholders will lose double voting rights” at page 50, please segregate them and include appropriate context to ensure that the reader is clear about the relevance of the disclosure to its particular circumstances as a holder of FMCTI shares. Another example is that portion of the last risk factor at page 43 that relates to risks to Technip if the Mergers are not completed.

Response:

As previously discussed verbally with the Staff, the Subject Companies intend the disclosure about the Subject Companies in the Registration Statement to align as closely as possible with analogous disclosure about the Subject Companies required to be included in (1) a separate European Union prospectus to be filed with the French Autorité des Marchés Financiers (the French financial markets regulator) for the listing of the ordinary shares of Topco on Euronext Paris as well as (2) a separate French document d’information (French information statement) to be provided to stockholders of Technip for the extraordinary general meeting of stockholders that will be convened to seek approval for the Technip Mergers. However, in response to the Staff’s comment, we have revised the section entitled “Risk Factors” on pages 48 and 50 to clarify its relevance to a reader that receives the Registration Statement as a holder of FMCTI common stock in connection with FMCTI’s proxy solicitation.

Technip’s prior work in Iran related to certain past project may be subject to U.S. sanctions…, page 71

2.	As you are aware, Iran is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Iran by the business to be operated by TechnipFMC Limited after the proposed merger, whether through subsidiaries, affiliates, sub-contractors, or other direct or indirect arrangements. We are aware of recent news articles reporting that Technip is conducting and will conduct business in Iran, and identifying specific Iran projects in which Technip is involved. You should describe any products, components, technology or services the business to be operated by TechnipFMC has provided to Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the Iranian government or entities it controls.

September 19, 2016

Response:

A management decision was made by Technip in 2007 that Technip (including its subsidiaries) would no longer conduct any new business in Iran. The effect of this decision was to dramatically reduce Technip’s activities in Iran, limiting such activities to the completion of residual contractual obligations under engineering and construction contracts entered into, and for which all services were provided, prior to such time.

Since the implementation of the Joint Comprehensive Plan of Action relating to Iran (the “JCPOA”) in January 2016, Technip has begun to re-commence limited business involving Iran. Since January 2016, Technip’s prospects relating to Iran primarily consist of potential engineering and design contracts; however, to date Technip has not entered into any such contracts. Technip or its non-U.S. subsidiaries may do so in the future, but, except as provided below in this response, Technip is unable at this time to assess the likelihood, value, scope, or timing of any such future contracts. In February 2016, a non-U.S. subsidiary of Technip entered into a contract with a United Arab Emirates-based company for the supply of flexibles (pipes), where the end-user of the flexibles will be an Iranian government-owned company which was specifically removed on January 16, 2016, Implementation Day under the JCPOA, from the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). It is anticipated that the flexibles will be supplied to the Iranian company in October 2016. The value of this contract, which is not denominated in U.S. dollars, is approximately €4.3 million. Also, a non-U.S. subsidiary of Technip expects to enter into a contract in the near future for a feasibility study with respect to the revamping of an olefins plant in Iran. The owner of the plant is not on the SDN List, and to Technip’s knowledge, based on its due diligence, neither the plant nor the owner of the plant is owned or controlled by the Government of Iran. The feasibility study, for which payment will not be denominated in U.S. dollars, will be worth €250,000.

It is Technip’s policy that all business activities carried out by the company and its subsidiaries and affiliates are to be conducted in full compliance with all applicable laws, including all applicable U.S. sanctions and export control laws, as well as regulations implemented by France and the European Union (collectively, “Sanctions”). Technip’s Regional legal divisions and Regional compliance officers are responsible for reviewing all contracts and potential business activities in all countries where Technip conducts business or plans to conduct business to ensure that the company and its subsidiaries and affiliates are in full compliance with Technip’s internal rules and procedures as well as all Sanctions.

All commercial opportunities, responses to tenders and bids relating to Iranian prospective business are scrutinized, for Sanctions compliance purposes, at the Technip Regional and Group level. Through these compliance processes, Technip endeavors to ensure that all activities relating to Iran are conducted in compliance with Sanctions. This includes a Group-wide recusal policy covering all personnel and directors who are U.S. persons for purposes of U.S. sanctions, which generally provides that (i) U.S. persons shall not be requested or permitted to become involved in discussions or

September 19, 2016

decision-making concerning current or prospective transactions or business planning involving countries, entities or individuals that are targets of U.S. sanctions and (ii) any delegations of authority permitting decisions on such pending or prospective transactions or planning can only be made by persons who are not U.S. persons, without any involvement of U.S. persons.

3.	Please discuss the materiality of any contacts with Iran you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Response:

Technip believes that its de minimis contacts with Iran do not constitute a material investment risk for its stockholders (or for the future stockholders of Topco), taking into account both quantitative and qualitative factors that a reasonable investor would consider important in making an investment decision.

For each of the years ended 2013, 2014 and 2015 and the six months ended June 30, 2016, Technip had no revenues from Iran and no Iran-related assets. During such time periods, there were certain historical Iran-related liabilities on Technip’s books that were recorded years ago related to contracts entered into prior to 2007. Such liabilities, which were valued at the time the contracts were entered into at between approximately €5 million to €7 million, correspond to unpaid invoices which were not paid because such payments were prohibited by Sanctions. Accordingly, Technip’s contacts with Iran are quantitatively immaterial in light of the company’s total revenues, assets, and liabilities.

Technip also believes that its contacts with Iran are immaterial from a qualitative perspective. Technip notes that pursuant to the JCPOA, the United States and the EU have implemented certain sanctions relief regarding Iran. The United States has lifted its nuclear-related secondary sanctions related to Iran, and OFAC has issued a general license that authorizes entities owned or controlled by U.S. persons established or maintained outside the United States to engage in many Iran-related transactions. Technip believes that reasonable investors would expect some non-U.S. companies to pursue certain lawful business involving Iran after the implementation of the JCPOA. As noted above, Technip’s limited current contacts with, and any possible future activities related to, Iran are and will be conducted only in accordance with its strict internal policies after careful scrutiny to ensure compliance with Sanctions.

September 19, 2016

Accordingly, Technip believes that its contacts with Iran would not be material to a reasonable investor in making an investment decision and would not materially affect Technip’s or Topco’s reputation and share value. Technip recognizes that certain U.S. investors have adopted divestment initiatives regarding investment in companies that engage in certain business with Iran, even if that business does not violate any Sanctions. It is possible that some of these investors may choose not to invest in Technip or Topco, but Technip does not expect any such decisions of a limited number of investors to materially affect the share value of Technip or Topco.

Unaudited Pro Forma Condensed Combined Financial Information, page 83

4.	We note you have identified Technip as the accounting acquirer for the merger transaction for financial statement reporting purposes under US GAAP. Please submit the analysis you performed in making this determination, including your consideration of all the facts and circumstances outlined in FASB ASC 805-10-55-12 and 55-13.

Response:

Technip and FMCTI submit their response to the Staff’s comment, as follows:

In performing the analysis for identifying the acquirer, Technip and FMCTI observed that neither Technip nor FMCTI is to issue its equity interests to complete the proposed merger between Technip and FMCTI. TechnipFMC was formed as a shell company in late 2015 as a wholly-owned subsidiary of FMCTI to serve as a legal vehicle for a proposed business combination between the two groups. Therefore, in accordance with ASC 805-10-66-15, TechnipFMC considered the following facts and circumstances as outlined in ASC 805-10-55-12 and 55-13 to identify Technip as the accounting acquirer for the merger transaction.

1.	The relative voting rights in the combined entity after the business combination.

Based on the number of shares as of April 30, 2016 provided in the “MOU”, the computation of the respective voting rights is as follows:

•	Technip stockholders will receive 51.1% of TechnipFMC and FMCTI stockholders will receive 48.9% of Technip FMC based on issued and outstanding shares.

Furthermore, the companies performed a calculation on the expected computation of respective voting rights at closing taking into account assumptions as to the issuance of outstanding shares between signing of the Business Combination Agreement and closing of the combination. This calculation was used at the time of announcement of the proposed combination and arrived at a split whereby Technip shareholders will receive 50.9% of TechnipFMC and FMCTI shareholders will receive 49.1% of TechnipFMC.

Therefore, the relative voting rights points at Technip being the accounting acquirer.

2.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

Except Bpifrance and IFP Energies nouvelles on the Technip side, all other identified minority interests of FMCTI on the one hand and of Technip on the other hand (whether measured on December 31, 2015 prior to the signature of the Business Combination Agreement or more recently) consist of unrelated investment funds or institutional investors/hedge funds the most significant of which would hold less than 6% of the combined company.

Based on the above, no minority voting interest of either Technip or FMCTI appeared as of the signing of the MOU to be in a position to hold a significantly larger minority voting interest in Topco.

However, IFP Energies nouvelles currently sits on the board of directors of Technip. The first board of directors of Topco will be designated in due course. Concerning the seven members that Technip will designate for the board of directors, Technip and FMCTI have agreed that one person representing Bpifrance will be appointed to the board of directors of the combined group and Technip intends to appoint one person representing IFPEN to the board of directors.

September 19, 2016

As a consequence, two former minority shareholders of Technip, ultimately under the common control of the French government, holding respectively 2.66% and 1.22% of the combined group (i.e., in aggregate the fourth largest minority shareholder of the combined group based on December 31, 2015 ownership data) will be the only minority shareholders holding, each of them, a seat on the Board of Directors of the combined group.

In addition, prior to the announcement of the Merger, Bpifrance explicitly stated to Technip and FMCTI its intent to consider an increase in its investment in the combined company up to around 5% (i.e., the % of ownership that Bpifrance held in Technip prior to the merger). Since the announcement, Bpifrance has confirmed that it has started to increase its shareholding. As of September 14, 2016, Bpifrance investment in Technip is 6.16% which would provide Bpifrance with an estimated 3.17% interest in the combined company. The combined shareholdings of Bpifrance and IFP Energies nouvelles is now estimated to be 4.39% of the combined company.

The ultimate common control of Bpifrance and IFP Energies nouvelles and the fact that Technip and FMCTI have agreed that that one person representing Bpifrance will be appointed to the board of directors of the combined group and that Technip intends to appoint one person representing IFP Energies Nouvelles to the board of directors of the combined group support the conclusion of Technip as the accounting acquirer.

3.	The composition of the governing body of the combined entity.

Until the 2019 annual general meeting of the combined group, FMCTI and Technip shall cause the board of the combined group to consist of fourteen members comprised of seven members designated by FMCTI of which six shall qualify as an “independent director” under applicable rules of the NYSE and seven members designated by Technip of which six shall qualify as an “independent director” under applicable rules of the NYSE.

After the 2019 annual general meeting of the combined group, vacancies on the board of directors shall be filled by the board as a whole upon the recommendation of the Nominating and Corporate Governance Committee and there shall no longer be any designation as a FMCTI or a Technip director.

Thierry Pilenko, the current Chairman and CEO of Technip, shall be the Executive Chair of the board of the combined group as defined in the Corporate Governance Guidelines included in the MOU and the Independent Lead Director as defined in the Corporate Governance Guidelines discussed below shall be designated by FMCTI.

The Executive Chair, Thierry Pilenko, shall lead the Board. The Executive Chair shall also be responsible for: (i) high-level government and client engagement, (ii) continued sponsorship and stewardship of large ongoing projects; (iii) high-level strategy; (iv) serving as the primary contact for certain designated media outlets; (v) integration of FMCTI and Technip, including synergy realization, in collaboration with the Chief Executive Officer; and (vi) other external engagements as mutually agreed with the Chief Executive Officer.

The board of the combined group shall constitute (i) the Audit Committee, (ii) the Nominating and Corporate Governance Committee, (iii) the Compensation Committee and (iv) the Strategy Committee consisting of an equal number of members of the board designated by FMCTI and Technip, respectively. Until the 2019 annual general meeting of the combined group, the Audit Committee and the Nominating and Corporate Governance Committee shall be chaired by a designee of FMCTI and the Audit Committee and Strategy Committee shall be chaired by a designee of Technip.

September 19, 2016

Under the Articles of Association, “the business of the combined company shall be managed by the board of directors who exercise the powers of the Company” except for certain matters that include the removing and replacing of the Executive Chair and the Chief Executive Officer which require a more onerous majority, until the 2019 annual general meeting, “Special Board Approval” shall be required for the transaction of any business by the Board and thereafter questions arising at a meeting of the Board shall be decided by a majority of votes of the Directors present at such meeting who are entitled to vote on such question. If votes are equal, the resolution will not be passed and for the avoidance of the doubt the chairman of the meeting (i.e., the Executive Chair initially nominatively designated in the Business Combination Agreement, Thierry Pilenko) shall not be entitled to cast a tie breaking vote.

Special Board Approval is defined so that the decision is made on the board based on a majority that entails a consensus between both Technip directors and FMCTI directors as follows:

“Special Board Approval” means (i) if, after accounting for any vacancies on the Board and any abstentions, an equal number of [FMCTI Directors] and [Technip Directors] would cast votes on the applicable matter, the majority vote of solely the Directors casting votes and (ii) if, due to vacancies on the Board and any abstentions, an unequal number of [FMCTI Directors] and [Technip Directors] would cast votes on the applicable matter (the higher of the number of [FMCTI Directors] and [Technip Directors] casting votes, the “Threshold Number”), a number of votes equal to at least one more vote than the Threshold Number.”

Until the 2019 annual general meeting, the Nominating and Corporate Governance Committee consisting of two subcommittees of an equal number of Technip independent directors on the one hand and an equal number of FMCTI independent directors is in charge of appointing directors in case of vacancies so that filling in vacancies should not change the 7 Technip / 7 FMCTI balance on the board.

After the 2019 annual general meeting, vacancies shall be filled by the Board as a whole upon the recommendation of the Nominating and Corporate Governance Committee, and there shall no longer be any designation as a FMCTI Director or a Technip Director.

Based on these provisions, governance shows an even balance between Technip and FMCTI without providing an indication that either Technip or FMCTI be the accounting acquirer.

4.	The composition of the senior management of the combined entity.

According to the Business Combination Agreement, Thierry Pilenko, the current Chairman and CEO of Technip, shall be the Executive Chair of the combined group with his principal office located in Paris France.

The roles and responsibilities of the Executive Chair are discussed under section 3 above.

According to the Business Combination Agreement:

•	Douglas Pferdehirt, the current President and Chief Operating Officer of FMCTI, shall be the Chief Executive Officer of the combined group with his principal office located in Houston, Texas;

September 19, 2016

•	Julian Waldron, the current Group Chief Financial Officer of Technip, shall be the Chief Operating Officer and Executive Vice President of the combined group with his principal office located in Paris, France; and

•	Maryann Mannen, the current Executive Vice President and Chief Financial Officer of FMCTI, shall be the Chief Financial Officer of the combined group with her principal office located in Houston, Texas.

All executive officers of the combined group (other than the Executive Chair) shall report directly to the Chief Executive Officer of the combined group (except for the Deputy Chief Financial Officer).

The role and responsibility of the Chief Executive Officer can be summarized as:

“The Chief Executive Officer shall be responsible for: (i) all day-to-day operations of the Company; (ii) collaboration on, and implementation of, strategy; (iii) integration of FMCTI and Technip, including synergy realization, in collaboration with the Executive Chair; and (iv) serving as the principal external spokesperson for the Company with analysts, investors, media and clients. All executives of the Company shall report to the Chief Executive Officer. The Chief Executive Officer shall report directly to the Board.”

As noted under section 3 above, the Board of Directors exercises all the powers of the Company so that any power not delegated by the Board is retained by the Board.

Until the 2019 annual general meeting of the combined group, each of the Executive Chair and Chief Executive Officer may be removed from such office or replaced, if unable or unwilling to serve, only by two-thirds resolution of the entire Board, provided that the Executive Chair and the Chief Executive Officer shall both abstain from any such vote.

The role and responsibility of the Chief Operating Officer can be summarized as:

“The Chief Operating Officer shall be in charge of the following functions and operations: Strategy/M&A, IT, Manufacturing, Procurement, Digital, New Businesses and the integration of the two companies.”

The senior management business units, R&D and headquarters positions may be summarized as follows*:

Source of the appointment:		Location	From	FY15 Revenue $M	Revenue as %
FMCTI Disclosure Letter, Section 3.2(a)	Surface Technologies	Houston	FMCTI	1,500	8%
FMCTI Disclosure Letter, Section 3.2(a)	Subsea Services	Houston	FMCTI	1,560	8%
FMCTI Disclosure Letter, Section 3.2(a)	Subsea Projects	Paris	Technip	4,790	24%
FMCTI Disclosure Letter, Section 3.2(a)	Subsea Products	Paris	Technip	4,790	24%
FMCTI Disclosure Letter, Section 3.2(a)	Onshore/Offshore (includes Energy Infrastructure from FMCTI)	Paris	Technip	7,130	36%

FMCTI Disclosure Letter, Section 3.2(a)	R&D	Paris	FMCTI
BCA, Section 3.2	Executive Vice President & COO	Paris	Technip
BCA, Section 3.2	Executive Vice President & CFO	Houston	FMCTI
FMCTI Disclosure Letter, Section 3.2(a)	Deputy CFO	Paris	Technip
Technip and FMCTI Press Release of June 23, 2016	Executive Vice President Human Resources	Paris	Technip
Technip and FMCTI Press Release of June 23, 2016	Executive Vice President & Chief Legal Officer	Houston	FMCTI
Technip and FMCTI Press Release of June 23, 2016	Executive Vice President Quality, HSE/Security & Communications	Houston	FMCTI

*	Note that the position of head of R&D was in the Business Combination Agreement left open as an appointment from either FMCTI or Technip. The appointment has since been confirmed as an FMCTI officer.

September 19, 2016

Out of the 12 positions in the above table, 6 are assigned to former Technip officers (with Julian Waldron holding the two positions of Executive Vice President & COO and Head of Subsea Products) including the three largest business units by revenue of the combined company and 6 are assigned to former FMCTI officers.

With respect to the 9 positions in the scope of Section 3.2(a) of the FMCTI Disclosure Letter (referred to under Section 3.2(a) of the Business Combination Agreement), as shown in the table above:

•	the designees (5 Technip and 4 FMCTI) were mandated by the Business Combination Agreement (except for the Head of Integrated R&D who should be “mutually agreed by FMCTI and Technip”) and thus by a mutual agreement reached between Technip and FMCTI prior to signing the MOU and

•	the Business Combination Agreement provides that “In the event any other officer [other than Douglas Pferdehirt (the CEO) and Thierry Pilenko (the Executive Chair)] specified in Section 3.2(a) (or the individuals initially designated pursuant to Section 3.2(a)) shall be unable or unwilling to serve in the capacity designated therein, such persons shall be replaced by a Special Board Approval (…).” And thus their replacement needs a consensus between both Technip directors and FMCTI directors.

Accordingly, the even balance in the assignment of senior management positions in the combined company and the fact that the designees were mandated under the Business Combination Agreement and their replacement requires a consensus between Technip directors and FMCTI directors do not provide an indication of whether Technip or FMCTI is the acquirer.

5.	The terms of exchange of equity interests.

Merger terms were not predicated on a premium over either company’s then current share price but were determined by the desired relative ownership and a transaction based on a merger of equals.

The terms of exchange of equity interests was assessed based on changes in the market price of the share and market capitalization of FMCTI and Technip between May 19, 2016 (i.e., the day the merger was publicly announced) and May 18, 2016 as follows:

	FMCTI Shares	Technip Shares	Topco
Number of shares*	226,518,382	118,297,816	463,114,014
Spot USD/EUR:1,12175
Quotation May 18, 2016 ($)	28.6	52.0	27.3
Market Cap (m$)	6,485	6,154	12,639

Market Cap Combined (m$)	6,182	6,457	12,639

Premium (m$)	(303)	303

Spot USD/EUR: 1,12015
Quotation May 19, 2016 ($)	27.3	55.2	27.5
Market Cap (m$)	6,184	6,533	12,717

Market Cap Combined (m$)	6,220	6,497	12,717

Premium (m$)	36	(36)

*Source:	Section 4.2 of the BCA

September 19, 2016

The calculated 5% implied premium based on the one-day share prices (i.e., US$303 million compared to an FMCTI market capitalization of US$6.2 billion and a Technip market capitalization of US$6.5 billion) is within the range of precision of a valuation exercise of a US$6.0 billion business, and as such may not be considered as actually indicative of a premium. and thus of the accounting acquirer.

6.	The relative size of the combining entities.

The relative sizes of the Subject Companies are compare as follows:

•	Revenues and backlog:

•	Technip revenues of US$11.5 billion in 2015, US$13.4 billion in 2014 and US$11.8 billion in 2013, as reported in IFRS, were 80%, 68% and 64% higher than FMCTI revenues during the same periods, as reported in US GAAP, despite a 16.5% decrease in the average US dollar to euro conversion rate in 2015 compared to 2014.

•	Technip backlog of US$15.0 billion as of June 30, 2016 is 4.4 times larger than FMCTI backlog of US$ 3.4 billion as of the same date

•	Total assets:

•	Technip total assets of US$14.9 billion, as reported in IFRS and converted at December 31, 2015 currency exchange rates, were 2.3 times FMCTI total assets of US$ 6.4 billion, as reported in US GAAP at the same date.

•	Workforce and global footprint:

•	As of December 31, 2015, Technip had 34,441 employees, including contracted workforce, and 30,068 employees on payroll. These employees were located 35% in Europe, 28% in Asia Pacific, 26% in Americas, 7% in the Middle East, 2% in Africa and 2% in Russia and Central Asia. Technip is present in 45 countries and has industrial production assets and a large fleet of vessels on five continents.

September 19, 2016

•	As of December 31, 2015, FMCTI had approximately 17,400 full-time employees, consisting of approximately 5,700 in the United States and 11,700 in non-U.S. locations. FMCTI operates 29 major production facilities and service bases in 18 countries including 8 in the US, 3 in Norway, 2 in Brazil and 2 in Malaysia.

•	Income/(loss) before tax:

•	Technip had income before tax of US$334.3 million for the six months ended June 30 2016, US$192.2 million (reflecting a US$704.0 million charge for a restructuring plan) in 2015, US$796.4 million in 2014 and US$1,023.5 million in 2013, as reported in IFRS.

•	FMCTI had income before tax of US$36.3 million for the six months ended June 30 2016, US$502.6 million in 2015 (reflecting a US$112.2 million restructuring and impairment charge), US$1,066.3 million in 2014 and US$719.2 million in 2013, as reported in US GAAP.

Revenues and backlog, total assets, workforce and global footprint, which outweigh a relatively lower profitability in the period before the six months to June 30 2016, point at Technip being the acquirer as larger in size than FMCTI.

Conclusion:

After considering the above information, Technip and FMCTI concluded that (i) the relative voting interest of Technip and FMCTI in the combined company whereby the Technip stockholders will have majority voting interest of approximately 51%, (ii) the minority voting interest and (iii) the relative size of FMCTI’s and Technip’s revenues, total assets, workforce and global footprint support the conclusion that Technip is the accounting acquirer.

September 19, 2016

5.	In contrast, we understand you view the merger transaction as an acquisition of Technip by FMCTI for SEC reporting purposes. Please detail your rationale for identifying FMCTI as the reporting predecessor.

Response:

The Subject Companies intend to submit a separate letter to the Commission’s Office of the Chief Counsel to request confirmation of the following positions:

•	Succession of Topco to FMCTI’s Exchange Act registration. The Topco shares to be issued in connection with the Mergers should be deemed registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), upon consummation of the Mergers by virtue of Exchange Act Rule 12g-3(a).

•	Succession of Topco to FMCTI’s large accelerated filer status. Topco, as successor, should be deemed a “large accelerated filer,” with FMCTI as predecessor, for purposes of Exchange Act Rule 12b-2.

In response to the Staff’s comment, however, we discuss why we consider the question of identifying the acquirer and target for financial reporting purposes under US GAAP and IFRS, which is discussed in the responses to comments 4 and 6, as analytically distinct from the separate question of succession for Exchange Act reporting purposes. In addition, we provide a brief overview of our rationale for identifying FMCTI as predecessor for purposes of each of the above provisions.

Because the combination of the Subject Companies is a merger of equals, the identity of the accounting acquirer under US GAAP and IFRS should not control the separate question of succession for Exchange Act reporting purposes.

We consider the question of identifying the acquirer and target for financial reporting purposes under US GAAP and IFRS as analytically distinct from the separate question of succession for Exchange Act reporting purposes. Specifically:

•	Financial Accounting Standards Board (“FASB”) topic ASC 805, Business Combinations, and International Accounting Standards Board (“IASB” and, together with FASB, the “Boards”) topic IFRS 3, Business Combinations, each provide that a merger of equals is a combination in which two entities of approximately equal size combine and share control over the combined entity. The Boards concluded that it was not feasible to develop a separate accounting framework for merger of equals transactions due to the difficulty in distinguishing between a merger of equals and other business combinations. See, e.g., FAS 141(R).B35 and IFRS 3.BC35. This conclusion was incorporated under the Master Glossary of the ASC whereby a business combination is “a transaction or other event in which an acquirer obtains control of one or more businesses. Transactions sometimes referred to as true mergers, or mergers of equal, also are business combinations.” As a result, in a merger of equals, the entity deemed to be the acquirer shall account for the transaction using the acquisition method.

•	In contrast, Rule 12g-3(a) succession is not a function of the accounting treatment of the acquirer. Rather, as discussed above, its purpose is to ensure that the Exchange Act’s investor protection provisions applicable to a predecessor extend to a successor, eliminating any possible gap in the application of such protections.

•	The Commission has also recognized a distinction between determining the identity of an acquirer in a business combination for accounting purposes as distinct from determining the identity of a target for legal purposes in connection with the financial statement requirements of Form S-4. See, e.g., Section 2200.1 of the Commission’s Division of Corporation Finance Financial Reporting Manual (the “FRM”).

Accordingly, because the combination of the Subject Companies is a merger of equals and because the Commission has recognized a distinction between determining the acquirer for accounting purposes versus for legal purposes, the identity of the accounting acquirer under US GAAP and IFRS should not control the succession analysis for purposes of Exchange Act reporting.

September 19, 2016

The combination of the Subject Companies is a merger of equals.

As discussed in more detail in the response to comment 3, the Subject Companies determined that the Mergers would be carried out as a merger of equals. Specifically:

•	Based on the number of shares issued and outstanding as of April 30, 2016 provided in the MOU, former Technip stockholders will own approximately 50.9% of Topco and former FMCTI stockholders will own 49.1% of Topco.

•	During an initial period, the Topco board of directors will be composed of seven directors designated by Technip and seven directors designated by FMCTI.

•	Thierry Pilenko, the current Chairman and Chief Executive Officer of Technip, will serve as Executive Chairman of Topco, and Douglas J. Pferdehirt, current President and Chief Executive Officer of FMCTI, will serve as Chief Executive Officer and a director of Topco. In addition, the Executive Chairman and Chief Operating Officer of Topco will be located in Paris, France, while the Chief Executive Officer and Chief Financial Officer of Topco will be located in Houston, Texas.

•	Finally, the composition of the senior management of Topco is designed to reflect an even balance between FMCTI and Technip.

If FMCTI is not deemed to be the predecessor of Topco for Exchange Act reporting purposes, current security holders of FMCTI would lose the protection of accelerated access to Topco’s periodic reports under the Exchange Act for at least the first twelve months after the closing of the Mergers.

The purpose behind Rule 12g-3 is “to eliminate any possible gap in the application of the Exchange Act protection to the security holders of the predecessor” (see Section 250.01 of the Division of Corporation Finance’s Exchange Act Rules Compliance and Disclosure Interpretations). FMCTI is a large accelerated filer under Rule 12b-2. If Topco is not deemed to be a successor by merger to FMCTI for purposes of Rule 12g-3(a) and therefore Topco does not succeed to FMCTI’s status as a large accelerated filer under Rule 12b-2, Topco would not become subject to the Exchange Act’s periodic reporting obligations applicable to large accelerated filers during at least the first twelve months after the closing of the Mergers. Such a conclusion would lead to the anomalous result that security holders of FMCTI, who currently receive FMCTI’s periodic reports on the accelerated schedule applicable to large accelerated filers, would lose the protection of accelerated access to Topco’s periodic reports during a gap extending from the closing of the Mergers until at least the end of the twelve-month period after the closing of the Mergers.

The Mergers are consistent with a long line of no-action and comment letters in which the Commission has recognized that although Exchange Act Rules 12g-3(a) and 12b-2 do not contemplate a merger of equals scenario under a structure such as the Mergers, the structure of such a transaction should not prevent a new holding company in a merger of equals combination from succeeding to the accounting target for Exchange Act reporting purposes.

In connection with a succession by merger, Exchange Act Rule 12g-3(a) provides that if securities of an issuer that are not already registered pursuant to Exchange Act Section 12 are issued to the holders of any class of securities of another issuer that are already registered pursuant to Exchange Act Section 12(b) or 12(g), the unregistered securities shall be deemed to be registered under the same paragraph of Exchange Act Section 12, subject to certain enumerated exceptions. Separately, the definition of “succession” in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business by merger.

In the Mergers, although Topco would be acquiring the assets of FMCTI, it would be doing so indirectly, with FMCTI surviving as a wholly owned subsidiary of Topco. Given the merger of equals context, however, the structure of the Mergers should not prevent Topco from being deemed to have made a “direct acquisition” of the business of FMCTI and thus for Topco to be the successor to FMCTI for purposes of Rule 12g-3(a).

The Office of Chief Counsel has permitted succession for Exchange Act reporting purposes in a line of transactions in which the assets “directly acquired” remain in a subsidiary of the successor rather than proceeding to direct ownership by the successor.1

[1]	See, e.g., Mylan Inc. (available February 18, 2015); Eteris B.V. (available September 29, 2014); Endo Health Solutions Inc. (available February 28, 2014); Perrigo Co. (December 17, 2013); Actavis, Inc. (available September 30, 2013); Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013); Tower Group, Inc. (available December 7, 2012); Eaton Corp. (available November 8, 2012); Jazz Pharmaceuticals, Inc. (available January 12, 2012); GrafTech Int’l Ltd. (available November 4, 2010); Pediatrix Medical Group, Inc. (available November 22, 2008); Dollar Tree Stores, Inc. (available February 20, 2008); Roper Industries, Inc. (available July 19, 2007); Hecla Mining Co. (available October 31, 2006); and World Access, Inc. (available October 28, 1998).

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Similarly, the Office of Chief Counsel has permitted succession for Exchange Act reporting purposes in a line of transactions in which two or more companies combined under a newly organized holding company and where an Exchange Act registrant combined with a non-reporting company, substantially similar to the structure of the Mergers.2 Additionally, in previous transactions, the Commission has required a newly formed holding company in a merger of equals combination to be the successor, for Exchange Act reporting purposes, to a predecessor where the predecessor was the accounting target for financial reporting purposes.3 Finally, the Office of Chief Counsel has also allowed for succession to a predecessor’s status as a large accelerated filer under Exchange Act Rule 12b-2 in a line of transactions in which two or more companies combined under a newly organized holding company or where an Exchange Act registrant combined with a non-reporting company, substantially similar to the structure of the Mergers.4

Recognizing the consistency of the merger of equals structure of the Mergers with Commission guidance, the distinction between identifying the acquirer and target for financial reporting purposes versus determining succession for Exchange Act reporting purposes and the purpose behind the Exchange Act’s reporting succession provisions, we respectfully submit that FMCTI should be deemed to be the predecessor of Topco for Exchange Act reporting purposes.

The Mergers are consistent with all four lines of no-action and comment letters cited above. In addition, as described above, the Commission has recognized a distinction between identifying the acquirer and target for financial reporting purposes and determining the predecessor and successor for Exchange Act reporting purposes. Finally, we recognize that the purpose behind Rule 12g-3 is to eliminate any possible gap in the availability of the Exchange Act’s protections to the security holders of a predecessor by extending such protections to a successor, and that disallowing Topco to succeed to FMCTI for Exchange Act reporting purposes would lead to a gap of at least twelve months in the protections of the Exchange Act currently available to FMCTI stockholders. For these reasons, the Subject Companies will request the Office of the Chief Counsel, in a separate no-action letter, to concur in our opinion that, upon consummation of the Mergers, the Topco shares being issued in connection with the Mergers will be deemed to be registered under Exchange Act Section 12(b) by virtue of Rule 12g-3(a) and that Topco, as successor to FMCTI, will be deemed a “large accelerated filer” for purposes of Exchange Act Rule 12b-2.

6.	Please tell us whether you will report in any jurisdiction that will require your financial statements to be prepared in accordance with International Financial Reporting Standards. If so, please tell us how you will account for the business combination under IFRS 3, specifically the identification of the acquirer.

Response:

TechnipFMC is applying for listing on Euronext Paris. As a UK-incorporated issuer listed on a regulated market in the European Union, TechnipFMC will be required to prepare its financial statements in accordance with IFRS as adopted in the European Union.

TechnipFMC has considered specifically the provisions of IFRS3.6 and paragraphs B13 to B18 of IFRS 3 Appendix B: Application guidance in parallel to the provisions included in FASB ASC 805-10-55-10 to 15 to reach the conclusion that the identification of the acquirer should be consistent between US GAAP for SEC filing purposes and IFRS as adopted by the European Union for Euronext listing purposes.

Accordingly, the same facts and circumstances analysis has been performed for purposes of identifying the accounting acquirer under IFRS as under US GAAP to reach the same conclusion.

[2]	We note, in particular, that the Eteris B.V., Endo Health Solutions Inc., Perrigo Co., Actavis, Inc., Eaton Corp., GrafTech Int’l Ltd. and World Access, Inc. no-action letters involved two or more companies combining by becoming wholly owned subsidiaries of a newly organized holding company, and the Eteris B.V., Endo Health Solutions Inc., Jazz Pharmaceuticals, Inc., Tower Group, Inc. and GrafTech Int’l Ltd. no-action letters involved succession transactions that included business combinations of an Exchange Act registrant with a non-reporting company or companies.
[3]	See, e.g., the response letters, dated October 27, 2005, October 14, 2005 and September 28, 2005, of New Athletics, Inc. in connection with its Registration Statement on Form S-4 (File No. 333-126098), and the response letter, dated January 22, 2007, of PAETEC Holding Corp. addressed to the Legal Branch Chief of the Division of Corporation Finance in connection with its Registration Statement on Form S-4 (File No. 333-138594), which cites the New Athletics response letters in connection with an identically structured combination.
[4]	See, e.g., Mylan, supra; Eteris B.V., supra; Endo Health Solutions Inc., supra; Perrigo Co., supra; Actavis, Inc., supra; Starburst II, Inc. and Sprint Nextel Corp., supra; Tower Group, Inc., supra; Eaton Corp., supra; and GrafTech Int’l Ltd., supra.

September 19, 2016

7.	We note your unaudited pro forma financial information does not reflect pro forma adjustments to consolidate Forsys Subsea, the 50/50 joint venture between FMCTI and Technip due to (i) the joint venture’s recent inception in 2015 and (ii) the fair value of Forsys Subsea being reflected in the exchange ratios, and thus in goodwill arising from the purchase accounting related to the Mergers.

Your reasons for excluding the pro forma adjustments to present Forsys Subsea as a consolidated subsidiary of the combined company are not clear. Please provide further support for the exclusion of these adjustments, or reflect the consolidation of Forsys Subsea within the pro forma financial information.

Response:

In response to the Staff’s comment, the unaudited pro forma financial information has been updated to reflect Forsys Subsea as a consolidated subgroup of the combined company on pages 85 – 94, in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and the accompanying notes.

However, as a preliminary step to Forsys Subsea consolidation, no pro forma adjustment has been posted in the pro forma balance sheet to re-measure the carrying value of Technip’s investment in Forsys Subsea at fair value on the date of the step acquisition, as FMCTI and Technip management believe no meaningful fair value is associated with the 50% interest owned by Technip in Forsys Subsea for the following reasons:

•	Forsys Subsea was created in March 2015 as a joint venture in the Subsea business between Technip and FMCTI. Forsys Subsea started its operations in June 2015 with resources made available and charged by its two partners Technip and FMCTI: neither of the partners have transferred to Forsys Subsea any dedicated assets or technology. Moreover, Forsys Subsea has not developed by itself any technology or other intangible assets in its short history. A total of $3 million of cumulative research and development costs have been incurred since the creation of Forsys Subsea and this corresponds to re-invoicing from both partners. The sole purpose of Forsys Subsea is to execute front-end studies, and the execution of potential awarded EPCI projects would have been organized through dedicated joint ventures or consortiums held by operational entities of Technip and FMCTI.

•	The Alliance and Shareholders Agreement entered into on March 22, 2015 between FMCTI and Technip to create Forsys Subsea includes specific provisions to the effect that, if any competitor of FMCTI in SPS or of Technip in SURF acquires control of Technip or FMCTI respectively, this change of control of Technip or FMCTI triggers the termination of Forsys Subsea. These provisions would deprive Forsys Subsea of any value to a market participant that would be a competitor in SPS or to a market participant that would be a competitor in SURF who would consider acquiring the control of Technip or FMCTI respectively.

•	After completion of the Mergers, Forsys Subsea will be terminated as a legal entity and its organization as an operating structure will disappear, seconded employees being reintegrated in the Subsea operations of Topco. As such, the value of Forsys Subsea is captured in the exchange ratios and it is not possible to isolate within the Subsea operations of Topco the future cash flows that Forsys Subsea would have generated had Forsys Subsea continued to operate as if the merger had not occurred.

The Industry in Which Technip Operates, page 131

Market Environment, page 131

8.

You state that “in both the medium and long term” Technip expects its “growth drivers” to remain robust. Please clarify the time reference here. Also, please clarify what Technip considers to be its growth drivers considering the earlier disclosure in this section that in 2015 investment by oil companies in the upstream sector was significantly

September 19, 2016

reduced. Moreover, under “Outlook for 2016” at page 148, you disclose Technip expects the slow rate of new orders particularly for offshore developments to persist due to the fact that the prolonged and harsh downturn has not ended.

Response:

In response to the Staff’s comment, we have revised the section entitled “Business of Technip and Certain Information about Technip—The Industry in Which Technip Operates—Market Environment” to clarify the time reference and to clarify what Technip considers to be its growth drivers on page 131.

9.	Clarify the time horizon during which Technip anticipates that oil and gas companies will restart their investments due to the natural depletion of their production. If this is within the “medium and long term” window, clarify what that means in terms of time. In this regard, we note your references to the IEA. Provide us with support for all statements that you attribute to the IEA. We also note the earlier disclosure in this section about recent supply and demand fundamentals, namely that the recent decline in oil prices was a consequence of oversupply, mainly from a strong increase in U.S. production and a lack of constraints on production from OPEC, coupled with weak demand, largely due to reduced economic activity in China and other emerging countries.

Response:

In response to the Staff’s comment, we have revised the section entitled “Business of Technip and Certain Information about Technip—The Industry in Which Technip Operates—Market Environment” to clarify the time horizon during which Technip anticipates that oil and gas companies will restart their investments due to the natural depletion of their production on page 131.

In response to the Staff’s comment, we respectfully submit for the Staff’s review the IEA’s World Energy Outlook 2015 - Executive Summary (“IEA Executive Summary”) and the IEA’s World Energy Outlook 2015 Factsheet (“IEA Factsheet”), which we believe support the statements we attribute to the IEA as follows:

•	The statement on page 131 of the Amended Registration Statement, “The International Energy Agency (“IEA”) estimated that gas will be the fastest growing fossil fuel in the coming years,” is supported by pages 1 and 4 of the IEA Executive Summary.

•	The statement on page 131 of the Amended Registration Statement, “global oil demand will reach 103.5 million barrels per day (“Mb/d”) in 2040 compared to 90.5 Mb/d in 2014,” is supported by page 3 of the IEA Factsheet.

•	The statement on page 131 of the Amendment Registration Statement, “In addition, the IEA and Technip expect that by the end of 2018, oil and gas companies will restart their investments due to the natural depletion of their production . . . .” is supported by page 3 of the IEA Executive Summary.

September 19, 2016

The IEA Executive Summary and the IEA Factsheet are available at the web addresses below, respectively:

•	https://www.iea.org/Textbase/npsum/WEO2015SUM.pdf

•	http://www.worldenergyoutlook.org/media/weowebsite/2015/WEO2015_Factsheets.pdf

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Technip, page 145

Results of Operations of Technip by Segment, page 161

10.	We note your tabular disclosure of revenues and operating income/loss from recurring activities (OIFRA) after income/loss from equity affiliates, for the six months ended June 30, 2016, and June 30, 2015 (unaudited) and for the years ended December 31, 2015, 2014, and 2013, for each of Technip’s business segments. However, you do not include a narrative discussion for any segment for the six months ended June 30, 2016, or for the six months ended June 30, 2015. Please revise to include a narrative discussion of Technip’s results for these interim periods. See Item 5.A of Form 20-F.

Response:

In response to the Staff’s comment, we have revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Technip—Results of Operations of Technip by Segment” to include a narrative discussion for each segment for the six months ended June 30, 2016 and for the six months ended June 30, 2015 on pages 161 – 163.

The Mergers, page 171

Background of the Mergers, page 171

11.	Please provide us with the board books that each of the three identified financial advisors prepared and presented to the respective boards.

Response:

In response to the Staff’s comment, the written, confidential presentation materials prepared by Evercore Group L.L.C. (“Evercore”), Rothschild & Cie (“Rothschild”) and Goldman Sachs Paris Inc. et Cie (“Goldman Sachs”) in connection with their opinions and presented to the boards of FMCTI and Technip at the respective meetings described in the Amended Registration Statement are being provided to the Staff by Sidley Austin

September 19, 2016

LLP, as counsel to Evercore, and Sullivan & Cromwell LLP, as counsel to Rothschild and Goldman Sachs, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letters from counsel for those three advisors, requests for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 have been made.

12.	We note that both parties prepared and exchanged non-public financial information with the other party or its advisors, and we note the disclosure that begins at page 201 in that regard. If there are additional projections, forecasts, or related updates that you have not yet presented, please revise the proxy statement/prospectus to disclose the additional material, non-public information that was exchanged.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that all material projections, forecasts and related updates exchanged by the parties have been disclosed in the Registration Statement.

FMCTI Reasons for the Mergers and Recommendation of the FMCTI Board, page 182

13.	You indicate that the board considered “results of an evaluation of Technip’s Onshore/Offshore business segment, performed by an expert consultant.” Identify the consultant, provide a consent and clarify whether this consultant was retained by Technip or FMCTI, and discuss the timing and the nature of the evaluation it performed. See Rule 436 under Regulation C.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure in the section entitled “The Mergers—Background of the Mergers” on page 185 to remove the reference to the consultant. FMCTI management is responsible for the evaluation of Technip’s Onshore/Offshore business segment considered by the FMCTI board of directors.

14.	We note that on May 16 and May 17, 2016, Mr. Pilenko and Mr. Pferdehirt had several calls regarding the final terms of the transaction and agreed on the final exchange ratio and resulting ownership percentages in the combined entity. Please discuss how the terms progressed during these conversations and over the course of the negotiations as a whole, identifying any material concessions that each party made in order to come to the final agreement in that regard. For example, we note that in the initial offer to Mr. Pilenko on November 19, Mr. Gremp and Mr. Pferdehirt proposed that Technip stockholders would receive a premium of 10% based on current trading prices.

September 19, 2016

Response:

In response to the Staff’s comment, we have revised the section entitled “The Mergers—Background of the Mergers” on pages 175 – 182 to describe how the terms of the proposed transaction progressed.

Opinion of Evercore as Financial Advisor to FMCTI, page 187

15.	Please revise to disclose in more specific detail the criteria used to select the companies used in the Selected Publicly Traded Companies Analyses—Aggregate and —Sum of the Parts beginning on pages 192 and 195, respectively. If Evercore excluded or omitted any companies that met such criteria and were initially considered among the companies to be used in either analysis, please disclose this and briefly explain the reasons for the exclusion(s). This comment also applies to the summaries of the various analyses performed by Technip financial advisors in the disclosure which begins at page 210.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure related to Evercore’s opinion on pages 193 – 197 to clarify that the companies used in the sections entitled “Opinion of Evercore as Financial Advisor to FMCTI—Summary of Material Financial Analyses—Selected Publicly Traded Companies Analyses—Aggregate” and “—Sum of the Parts” were selected because they are public companies that operate in the subsea or offshore equipment manufacturing, offshore services, subsea umbilicals, risers and flowlines services and engineering and construction sectors, as applicable, had adequate research coverage from Wall Street research analysts and, in Evercore’s professional judgment, are of comparable size and lines of business.

In response to the Staff’s comment, we have revised the above-referenced disclosure related to Rothschild’s and Goldman Sachs’ opinions on pages 218 – 220 to clarify that the companies used in the sections entitled “Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip—Selected Companies Analysis” were selected because they are publicly traded companies with greater than $500 million in market capitalization and with operations that, in Rothschild’s and Goldman Sachs’ experience and professional judgment, for purposes of analysis, may be considered similar to certain aspects of Technip’s and FMCTI’s operations, financial profile, size, product profile, geographical exposure and market exposure.

16.	Explain the reason(s) for the differences between the companies and lines of business (FMCTI) that Evercore used for comparable companies in its two Selected Publicly Traded Companies Analyses.

Response:

In determining the best comparable companies to use for its Selected Publicly Traded Companies—Aggregate and Selected Publicly Traded Companies—Sum of the Parts

September 19, 2016

analyses of FMCTI, Evercore examined FMCTI’s primary business mix as well as its reportable business segments individually. There is no public company that has a similar business mix as FMCTI. Though FMCTI is primarily known as a subsea equipment manufacturer, it also has a services component related to the installation and maintenance of its manufactured equipment and business segments that are not driven by its Subsea Technologies (“Subsea”) business segment. For its Selected Publicly Traded Companies—Aggregate analysis of FMCTI and based on Evercore’s professional knowledge of FMCTI and the sectors in which it operates, Evercore considered comparable public companies that operate within the subsea or offshore equipment manufacturing sector. Evercore also considered comparable companies that provide offshore services. Offshore services companies have historically traded at lower valuation multiples than subsea or offshore manufacturing companies, even though the companies have similar demand drivers.

In determining the best comparable companies to use for its Selected Publicly Traded Companies—Sum of the Parts analyses, Evercore deemed it appropriate to evaluate the comparable companies in the context of FMCTI’s reportable business segments. FMCTI has three reportable segments: Subsea, Surface Technologies (“Surface”) and Energy Infrastructure. Based on its 2015 results, the Subsea segment generated 71%, Surface generated 23% and Energy Infrastructure generated 6% of FMCTI’s total revenues, respectively. For its analysis, Evercore deemed it appropriate to group comparable companies for the Surface and Energy Infrastructure segments together. The comparable companies used in its analysis of the Surface / Energy Infrastructure segment have fundamentally different business drivers than FMCTI’s Subsea segment. In particular, onshore-directed capital spending and onshore drilling and completion activity are the primary business drivers for these comparable companies. Based on its experience with the industry, Evercore determined to focus its review on comparable companies that operated in similar lines of business as FMCTI’s Surface and Energy Infrastructure segments and where demand is primarily driven by onshore-directed capital spending and onshore drilling and completion activity. For the same reason, Evercore determined to exclude offshore services companies from the selected Publically Traded Companies—Sum of the Parts of FMCTI because Evercore determined that it was more accurate to analyze the data comparable to FMCTI’s reportable business segments, as previously described.

17.	Please revise to explain further what the “contribution analysis” entailed, clarifying how Evercore used the actual data to “select” the referenced exchange ratio based upon “its experience and professional judgment.”

Response:

In response to the Staff’s comment, we have revised above-referenced section entitled “Opinion of Evercore as Financial Advisor to FMCTI—Summary of Material Financial Analyses—Selected Publicly Traded Companies Analyses—Sum of the Parts—Contribution Analysis” on page 201.

September 19, 2016

FMCTI Unaudited Pro Forma Synergy Estimates, page 205

Unaudited Pro Forma Synergy Estimates for Topco, page 206

18.	Please describe the bases and assumptions that differentiate the “Base,” “High,” and “Low” Case Operating Cost synergies.

Response:

In response to the Staff’s comment, we have revised the section entitled “FMCTI Unaudited Pro Forma Synergy Estimates— Unaudited Pro Forma Synergy Estimates for Topco” on page 209.

Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip, page 210

19.	Please disclose any material relationship that existed during the past two years and quantify any compensation received from Technip as a result. See Item 1015(b) of Regulation M-A and Item 4(b) of Form F-4.

Response:

In response to the Staff’s comment, we have revised the sections entitled “Opinion of Rothschild and Goldman Sachs as Financial Advisors to Technip—Opinion of Rothschild” and “—Opinion of Goldman Sachs” on pages 215 and 217:

•	to disclose that Rothschild received from Technip compensation of approximately €1.1 million during the two-year period ended on May 18, 2016 and

•	to clarify that Goldman Sachs was not engaged by Technip in any capacity for which Goldman Sachs received compensation during the two-year period ended on May 18, 2016.

Board of Directors and Management of Topco Following Completion of the Mergers, page 228

20.	Once known, please identify those selected for each of the referenced committees and provide all the disclosure that Item 401 of Regulation S-K requires with regard to the 14 members of the board and all of the executive officers. See Item 18(a)(7) of Form S-4.

Response:

In response to the Staff’s comment, we have revised the section entitled “Board of Directors and Management of Topco Following Completion of the Mergers” on pages 230 – 232. Further, we acknowledge the Staff’s comment and respectfully advise the Staff that, as of the date hereof, the Subject Companies have not designated any individuals to be appointed to the Topco board of directors, other than Mr. Pilenko and Mr. Pferderhirt, or to serve on any committee of the Topco board of directors, other than Mr. Pilenko, who will serve as chairman of the strategy committee.

September 19, 2016

The Subject Companies are in the process of identifying the additional individuals who will be appointed to the Topco board of directors at the closing of the Mergers, and confirm that, to the extent that any additional directors are identified, the Subject Companies will provide any additional disclosure required by Item 401 of Regulation S-K.

Material U.S. Federal Income Tax Considerations, page 270

Tax Consequences of the FMCTI Merger to Holders of FMCTI Shares, page 274

Tax Consequences to U.S. Holders, page 274

21.	Please clarify the probability that based on the circumstances and the exchange ratios, the IRS’ revenue ruling on “meaningful reduction” will result in individual U.S. holders of FMCTI having any distribution under Section 304 being taxable as a sale or exchange and not as a dividend.

Response:

In response to the Staff’s comment, we have revised the section entitled “Tax Consequences of the FMCTI Merger to Holders of FMCTI Shares—Potential Application of Section 304 of the Code to U.S. Holders” on page 279 to describe the expected application of the rules to certain U.S. holders and to generally encourage all U.S. holders to consult their tax advisors regarding application of these rules in light of their particular circumstances.

Material U.K. Tax Considerations, page 280

22.	We note that you include information in the proxy statement / prospectus regarding the application of both foreign and U.S. tax provisions to U.S. holders of FMCTI shares. Therefore, rather than providing a “general guide” in this section and indicating at pages 11 and 28 that the receipt of Topco Shares pursuant to the Mergers “should not generally be subject to U.K. capital gains tax or corporation tax on chargeable gain,” please provide an opinion of counsel on the material U.K. tax consequences. See Section III.A.2 (including footnote 40) of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/ cfslb19.htm. Also, please ensure that your discussion of the material tax consequences does not include the type of disclaimer language that Section III.D.1 of SLB 19 indicates is not appropriate.

Response:

In response to the Staff’s comment, we have revised the relevant disclosures under the sections entitled “Questions and Answers about the Mergers and the FMCTI Special

September 19, 2016

Meeting—What are the U.K. tax consequences of the Mergers to FMCTI and Technip stockholders?,” and “Summary—Certain U.K. Tax Consequences of the Mergers” and “Material U.K. Tax Considerations” on pages 11 – 12, 28 and 284 – 285 and included the requested legal opinion letter as Exhibit 8.1.

Annexes B and C-1 (Opinions of Evercore and Rothschild)

23.	The disclaimers which appear, respectively, at pages B-4 and C1-3 are inconsistent with the right of stockholders to rely on the fairness opinion. Please revise to eliminate the suggestion that third parties may not rely upon or use the opinion. Refer to the related guidance available at the following location: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Response:

In response to the Staff’s comment:

•	we have revised the disclosure in the section entitled “Opinion of Evercore as Financial Advisor to FMCTI” on page 26 and 189 to make clear that Evercore consents to including a summary of the opinion within the Amended Registration Statement as well as to attaching the full text of the opinion as Annex B to the Amended Registration Statement; and

•	Rothschild has revised its opinion to delete the limitation on reliance set forth therein, and we have included a copy of the as-revised opinion as Annex C-1 to the Amended Registration Statement.

We respectfully submit to the Staff that the language referred to in the Staff’s comment appearing on page B-4 of the Evercore opinion complies with the Commission’s November 14, 2000 guidance on investment banking firm disclaimers cited by the Staff above. Unlike the disapproved examples cited in that guidance, the language in the Evercore opinion does not contain a limitation stating that the opinion is “solely” addressed to the board of directors or that it is being provided “solely” for the information of the board of directors.5

Similarly, please revise the corresponding summary in the proxy statement / prospectus of all three opinions so that you need not refer the reader to the text of the fairness opinions for certain items, such as the procedures followed, that Item 1015(b) of Regulation M-A requires the summary to provide.

Response:

We respectfully submit to the Staff that the summaries of the opinions provided by each of Evercore, Rothschild and Goldman Sachs comply in all material respects with the requirements of Item 1015(b) of Regulation M-A, and that the cross-references in such summaries to the text of the opinions are included solely for the convenience of the reader.

However, in response to the Staff’s comment, we have revised the sections entitled “Opinion of Evercore as Financial Advisor to FMCTI,” “Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip—Opinion of Rothschild” and “—Opinion of Goldman Sachs” to delete the statement providing that the summaries are qualified by the full text of the fairness opinions and, as applicable, to generally encourage the reader to refer to the full text of the opinions. See pages 26 – 27, 189, 212 – 213 and 216.

[5]	We note that the language appearing on page B-4 of the Evercore opinion is identical to the language that Evercore included in its opinion relating to the proposed business combination between The Dow Chemical Company and E. I. du Pont de Nemours and Company (“DuPont”), in which Evercore serves as one of the financial advisors to DuPont, and which was included in the Registration Statement on Form S-4 (File No. 333-209869) declared effective on June 9, 2016 (the “Dow-DuPont Registration Statement”). Prior to declaring the Dow-DuPont Registration Statement effective, the Staff issued a comment analogous to this comment 23. In comment 11 of the Staff’s second comment letter, dated May 4, 2016, relating to the Dow-DuPont Registration Statement, the Staff requested that legal counsel remove a reference to “solely for your benefit” from the tax opinion included as an exhibit to the Dow-DuPont Registration Statement, highlighting the word “solely” and referring to the Commission guidance cited above. However, the Staff did not object to the “addressed to the Board” language included in Evercore’s opinion, which did not contain the word “solely.”

September 19, 2016

Exhibit 5.1 (Opinion of Counsel)

24.	The opinion indicates that it is rendered to TechnipFMC Limited “solely” for its benefit and that it “may not be relied upon by you for any other purpose, and, other than as set out above, may not be furnished to, or assigned to or relied upon by any other person, firm or entity for any purpose, without our prior written consent, which may be granted or withheld in our discretion.” Please obtain and file a revised legal opinion that does not contain any limitation on reliance. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/ cfslb19.htm.

Response:

In response to the Staff’s comment, we have removed the above-referenced limitation and filed a revised legal opinion letter as Exhibit 5.1.

25.	Counsel includes a number of assumptions in Schedule 1 for which the staff believes it instead should rely on its own investigation of the matter or upon an appropriate, corresponding representation by the company. Please obtain and file a revised opinion of counsel which does not retain any overly broad assumptions, such as those which currently appear as (d), (e), (f), and (g). See SLB 19 at Section II.B.3.a, which indicates in part that counsel should not include overly broad assumptions, that “assume away” the issue, or that “assume any of the material facts underlying the opinion or any readily ascertainable facts.”

Response:

In response to the Staff’s comment, we have revised the above-referenced assumptions and filed a revised legal opinion letter as Exhibit 5.1.

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Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (312) 876-6516.

Sincerely,

/s/ Roderick O. Branch
Roderick O. Branch
of Latham & Watkins LLP

cc:	Tore Halvorsen, TechnipFMC Limited